[redacted]

02022997

-0123
, 1998
den
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38813

FU 11/1/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED OCT 30 2002 WASH, D.C. 180 SECTION

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Professional Asset Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
36700 Woodward Avenue, Suite 200
(No. and Street)

Bloomfield Hills (City) Michigan (State) 48304-0930 (Zip Code)

PROCESSED
NOV 05 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Kautz 248-433-2800 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Doyle, Lawrence R.
(Name — *if individual, state last, first, middle name*)

420 Lakes Edge Drive, Oxford, Michigan 48371
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Peter C. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Asset Management, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

MICHAEL J. KAUTZ
Notary Public, Oakland County, MI
My Commission Expires Nov. 15, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lawrence R. Doyle
Certified Public Accountant

(248) 628-5354

420 Lakes Edge Drive
Oxford, Michigan 48371

Independent Auditor's Report

Board of Directors and Shareholders
Professional Asset Management, Inc.

I have examined the accompanying statement of financial position of Professional Asset Management, Inc. as of September 30, 2002 and the related statements of Shareholders' equity, earnings, changes in financial position and cash flows for the year then ended. These financial statements are the responsibility of the Company's Management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Asset Management, Inc. as of September 30, 2002 and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence R. Doyle

Lawrence R. Doyle

October 21, 2002
Oxford, Michigan

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2002

ASSETS

Cash		$206,476
Accounts receivable:		
Clearing deposit	$25,000	
Commissions	6,106	
		31,106
Total current assets		237,582
Other assets:		
Lease deposits	4,036	
Prepaid Taxes	3,356	
Commission Advance	132	
		7,524
		245,106

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts Payable:		
Clearing charges		2,508
Accrued Expenses		16,336
Trade Show		154
Total current liabilities		18,998
Shareholders' equity:		
Common stock, par value $.10 per share, authorized 50,000 shares, issued 1,530 shares	153	
Capital in excess of par	17,974	
Retained earnings	207,981	
		226,108
		$245,106

See accompanying notes and accountant's audit report

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Capital Excess of Par Value	Retained Earnings	Stock-holders Equity
Balance October 1, 2001	$153	$17,974	$201,544	$219,671
Net income for the year			6,437	6,437
Balance September 30, 2002	$153	$17,974	$207,981	$226,108

See accompanying notes and accountant's audit report

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Commissions		$1,450,828
Interest earned		3,992
Total income		1,454,820
Selling and Administrative Expenses:		
Salaries	$90,066	
Commissions	1,171,739	
Clearing charges and floor brokerage	59,699	
Insurance	7,929	
Outside Services	1,715	
Rent	67,645	
Repairs and Maintenance	2,495	
Telephones	15,796	
Travel and promotional	1,238	
Professional fees	3,450	
Office supplies and expense	3,808	
Postage	1,797	
Computer and copier costs	519	
Miscellaneous and errors	3,151	
License fees and dues	3,637	
Taxes	310	
Subscriptions	3,961	
Payroll Taxes	7,447	
Single Business Tax	825	
Trading Loss	20	
Total selling and administrative expenses		1,447,246
Operating income		7,574
Provision for taxes		1,137
Net income for the year		$6,437

See accompanying notes and accountant's audit report

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Funds provided:

Income from operations	$6,437
Increase in Other Assets	(589)
Increase in working capital	$5,848

SCHEDULE OF WORKING CAPITAL

	September 30		
	2001	2002	Increase
Current assets	$221,404	$237,582	
Current liabilities	8,668	18,998	
	$212,736	$218,584	$5,848

See accompanying notes and accountant's audit report

PROFESSIONAL ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities:	
Net Earnings (loss)	$6,437
Add (deduct) items affecting cash:	
Decrease (increase) in receivables	39
Decrease (increase) in other assets	2,095
Increase (decrease) in accounts payable and other liabilities	10,331
Net increase in cash	18,901
Cash at beginning of period	187,575
Cash at end of period	$206,476

See accompanying notes and accountant's audit report

PROFESSIONAL ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities and options transactions

Transactions in securities and listed options and related commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction date for securities and the next business day for options.

Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/8th of aggregate indebtedness, as defined.

At September 30, 2002 the Company's net capital was $218,939 and its required net capital was $50,000.

Commitments under lease rentals

The Company is presently leasing office facilities used in the operations under a three-year lease. There are three years remaining under the current lease ending September 30, 2005 with an annual rent as follows:

October 1, 2002 - September 30, 2003	$65,508.00
October 1, 2003 - September 30, 2004	67,476.00
October 1, 2004 - September 30, 2005	69,504.00

PROFESSIONAL ASSET MANAGEMENT, IMC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2002

Total ownership equity	$226,108
Deduct ownership equity not allowed net capital	-
Total ownership equity qualified for net capital	226,108
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	6,481
Haircuts	688
Net capital	218,939
Net capital requirement	50,000
Excess net capital	$168,939

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from the balance sheet	$18,998
Total aggregate indebtedness	18,998
Percentage of aggregate indebtedness to net capital	8.68

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

Difference between this computation of net capital and corresponding computation prepared by Professional Asset Management, Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date, consisting of the following:

Excess per the Part II, FOCUS Report	$167,895
Difference, Audit Adjustments	1,044
Excess per this computation	$168,939

PROFESSIONAL ASSET MANAGEMENT, INC
Computation for Determination of Reserve
for Broker-Dealer under Rule 15c3-3
September 30, 2002

Professional Asset Management, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c-3-3 of the Securities and Exchange Commission because of exemption provided under Rule15c3-3 (k) (2) (B) as a Broker-Dealer, "who, as an introducing Broker or Dealer, clears all exchange transactions with and for customers on a fully disclosed basis with a clearing broker or dealer...."

PROFESSIONAL ASSET MANAGEMENT, INC.

SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES

PURSUANT TO RULE 17A5 (j) OF THE

SECURITIES AND EXCHANGE COMMISSION

September 30, 2002

Lawrence R. Doyle
Certified Public Accountant

(248) 628-5354

420 Lakes Edge Drive
Oxford, Michigan 48371

Board of Directors
Professional Asset Management, Inc.

In planning and performing my audit of the financial statements of Professional Asset Management, Inc. for the year ended September 30, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (l) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Professional Asset Management, Inc. that we considered relevant to the objectives stated in rule 17a-5 (g), (l) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15e3-3, in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures are adequate at September 30, 2002, to meet the Commission's objectives.

Furthermore, we determine that Professional Asset Management, Inc. is exempt from the Computation for Reserve Requirements for Broker-Dealers under Rule 15c-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k) (2) (B) as a Broker-Dealer "who as an introducing broker or dealer, clears all transaction with and for customers on a fully disclosed basis with a clearing broker or dealer."

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lawrence R. Doyle
Lawrence R. Doyle

October 21, 2002
Oxford, Michigan